November 8, 2024

Graydon Bensler
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive
Newport Beach, CA 92660

       Re: Elevai Labs Inc.
           Schedule TO-I/A filed November 4, 2024
           SEC File No. 5-94408
Dear Graydon Bensler:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Schedule TO-I/A filed November 4, 2024
Exhibit (a)(5)(B) - Press Release dated November 4, 2024, page 1

1. The safe harbor for forward-looking statements in the Private Securities Litigation
       Reform Act of 1995 do not apply to statements made in connection with a tender offer such as this one. Remove the reference in future Offer materials such as this.
2. Refer to the following statement in the press release: "Any Series B Preferred Stock issued in this Offer will be restricted..." This is inconsistent with the disclosure in the
       Offer to Exchange, including in the last paragraph on page 6. In addition, the Offer to
       Exchange does not refer to a lock-up period which the Company "may extend... as needed." Please revise or advise.
3. Refer to the discussion of proration in the press release, and the described scenario where shareholders tender 100 Common Shares and the Offer is oversubscribed and therefore is subject to proration. We do not understand this statement that follows:
       "Such shareholder will not receive those lost shares back if such shareholder converts
 November 8, 2024
Page 2

       the Series B Preferred Stock into Common Stock in the future." Please revise to clarify.
4. Revise to include the number of shares tendered to date, as required by Rule 14e-
       1(d).
Will the Series B Preferred Stock be freely tradeable?, page 6

5. Refer to comment 5 in our prior comment letter. The reference to "customary registration rights and piggy-back rights" remains in this section and is not explained anywhere in the Offer to Exchange. Please include disclosure explaining these rights in an appropriate part of the Offer materials.
Under what circumstances may the Offer be terminated?, page 7

6. Refer to comment 8 in our prior comment letter. Disclosure stating that the Company may terminate the Offer at will for any reason was removed later in the offer materials; however, disclosure on page 7 states that the Company may terminate the exchange offer if any condition is not satisfied or waived, "or if we so elect." Please revise to avoid the implication that the Company can end the Offer at will or for any reason.
Has the Board of Directors adopted a position on the Offer?, page 8

7. The press release dated November 4, 2024 and filed as Exhibit (a)(5)(B) to the amended Offer to Exchange includes the following statement regarding the Board's failure to take a position on the Offer: "The lack of endorsement may indicate potential uncertainties or a reluctance to promote the Offer directly to shareholders."
       Please include this disclosure in an appropriate section of the amended Offer to
       Exchange, such as the Risk Factors section. In addition, expand to explain why the
       Board is or may be reluctant to "promote the Offer directly to shareholders."
What are the interests of our directors, executive officers and affiliates in the Offer?, page 8

8. Refer to comment 6 in our prior comment letter. See the following statement on page
       8 of the revised Offer materials: "The Company   s affiliates   ,
directors, or executive
       officers    equity stakes in the Company will rise if they repurchase
shares in the Offer.
       See 'Interests of directors, executive officers and affiliates of the Company in shares of Common Stock'." It is not clear how officers and directors would be purchasers in an exchange offer being conducted by the Company. Please revise or advise. Include disclosure responsive to this and prior comment 6 in the section later in the Offer materials discussing insiders' interests in the exchange offer. Conditions to the Completion of the Offer, page 16

9. Refer to comment 12 in our prior comment letter and the revised disclosure on page
       16. Explain what is meant by a "limit order of, trading of securities..." Alternatively, delete this language.
 November 8, 2024
Page 3
Interests of directors, executive officers and affiliates of the Company in shares of Common
Stock, page 17

10. Refer to the new disclosure at the bottom of page 17 of the Offer to Exchange. Here and elsewhere in the Offer materials where you discuss the resale offering and recent securities sales by the Company, clarify to identify the officers, directors and other insiders of the Company who participated.
Financial Information, page 24

11. Refer to comment 2 in our prior comment letter. You have incorporated by reference financial statement disclosure contained in certain periodic reports filed by the
       Company. However, Instruction 6 to Item 10 of Schedule TO mandates that where you do so, summary financial information must be included in the Offer materials disseminated to shareholders. Revise the Offer to Exchange to include the required summary financial statement disclosure required by Item 1010(c) of Regulation M-A.
       In addition, as previously requested, include the pro forma financial information required by Item 1010(b) of Regulation M-A. If you do not believe pro forma information is material, please explain why in your response letter. General

12. Refer to comment 19 in our prior comment letter. Please provide a legal analysis explaining why Regulation M is not implicated by the ongoing sale of shares pursuant to the Company's resale registration statement dated September 20, 2024, or the recently-completed offerings by prospectus dated September 22, 2024 (and any other possible offerings of securities being conducted, e.g., in connection with an exchange offer, etc.). Your analysis should address whether these offerings are distributions and should determine any applicable restricted periods, covered persons, covered securities, and also what, if any, violative conduct is occurring (i.e., bidding, purchasing, or attempting to induce others to bid or purchase a covered security outside of such distribution(s) during the applicable restricted period) within the meaning of Rule 100 of Regulation M (based on all the relevant facts and circumstances involved). For further guidance, we direct your attention to the
       adopting release to Regulation M at
https://www.govinfo.gov/content/pkg/FR-1997-
       01-03/pdf/97-1.pdf and Staff Legal Bulletin No. 9 (Frequently Asked Questions
       Regarding Regulation M) at
https://www.sec.gov/interps/legal/mrslb9.htm#main-
       content.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263. November 8, 2024
Page 4



                             Sincerely,

                             Division of Corporation Finance
                             Office of Mergers & Acquisitions
cc:   Ross D. Carmel, Esq.